Exhibit 99.27

2150 Cyrille-Duquet Street, Suite 100

Quebec City, Quebec

G1N 2G3

2025
ANNUAL GENERAL MEETING of NURAN WIRELESS INC.

Location:	2150 Cyrille-Duquet Street, Suite 100 Quebec City, Quebec, G1N 2G3
Time:	10:00 a.m. (Eastern Standard Time)

Date:	Tuesday September 30, 2025

2150 Cyrille-Duquet Street, Suite 100

Quebec City, Quebec

G1N 2G3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of NuRAN Wireless Inc. (the “Company”) will be held at the offices of 2150 Cyrille-Duquet Street, Suite 100, Quebec City, Quebec, on Tuesday, September30, 2025 at the hour of 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial years ended December 31, 2023 and December 31, 2024, together with the auditor’s report thereon;

2.	to set the number of directors of the Company for the ensuing year at six (6);

3.	to elect the following persons as directors of the Company for the ensuing year: Francis Letourneau, Avi Minkowitz, Vitor Fonseca, Brendan Purdy, Binyomin Posen, and Navindran Naidoo;

4.	to appoint Zeifmans LLP as the auditors of the Company for the ensuing fiscal year ending December 31, 2025, at a remuneration to be fixed by the board of directors of the Company (the “Board”);

5.	to consider and, if deemed advisable, to pass with or without variation, a resolution providing for the consolidation of the Company’s issued and outstanding common shares (the “Common Shares”) at such a consolidation ratio to be determined by the Board, in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, the New York Stock Exchange, or such other U.S. national securities exchange as the Board may determine in its sole direction. For more information, see “Item 5 - Approval of Share Consolidation” in the Information Circular;

6.	to consider, and if thought fit, to pass an ordinary resolution of disinterested Shareholders, the full text of which is included in the Information Circular, authorizing and approving the Restructuring Transaction and the issuance of the Units, as required pursuant to the policies of the Canadian Securities Exchange (“CSE”) (as such terms are defined in the Information Circular). For more information, see “Item 6 - Approval of the Restructuring Transaction” in the Information Circular;

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting. The specific details of the matters proposed to be put before the Meeting are set forth under the heading “Business of the Meeting”.

The notice of meeting (“Notice”) and Information Circular dated September 9, 2025 in respect of the Meeting, and the annual financial statements for the years ended December 31, 2023 and December 31, 2024 along with the related management discussion and analysis (collectively, the “Meeting Materials”) have been posted and are available for review on our website www.nuranwireless.com and filed on SEDAR+ at www.sedarplus.ca.

The Board has fixed August 25, 2025, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company as at the record date of August 25, 2025, we encourage you to complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company, 350 – 409 Granville Street, Vancouver BC V6C 1T2 or Telephone 1.888.290.1175, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in city of Vancouver) before the time and date of the Meeting or any adjournment or postponement thereof. Shareholders are encouraged to return their form of proxy or voting instruction form as soon as possible. As an alternative, shareholders may choose to vote online as provided for on the form of proxy or voting instruction form.

If you are a non-registered shareholder of the Company and have received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 9th day of September, 2025.

By Order of the Board

/s/ Francis Letourneau

Francis Letourneau
President and CEO

NURAN WIRELESS INC.

2150 Cyrille-Duquet Street, Suite 100

Quebec City, Quebec

G1N 2N3

INFORMATION CIRCULAR
September 9, 2025

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special Meeting (the “Notice”) and is furnished to shareholders holding common shares (the “Common Shares”) in the capital of NuRAN Wireless Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Eastern Standard Time) on Tuesday, September 30, 2025, at the offices of #2150 Cyrille-Duquet Street, Suite 100, Quebec City, Quebec or at any adjournment or postponement thereof.

We strongly discourage in-person attendance at the Meeting and for shareholders to vote their shares by submitting their voting instructions over the Internet, or by completing, dating and signing the proxy card they received and returning it promptly (following the instructions on the proxy card and below).

Date and Currency

The date of this Information Circular is September 9, 2025. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by internet or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The form of proxy accompanying this Information Circular is being solicited by management of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish the Meeting Material to their customers if paper copies of the Meeting Materials are requested, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The availability or delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Though registered shareholders are entitled to vote at the Meeting, we strongly discourage in-person attendance at the Meeting. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of August 25, 2025 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or COMPANY (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

To exercise the right, the Shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the shareholder’s shares should be voted. the nominee should bring personal identification to the meeting.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Odyssey Trust Company (the “Transfer Agent”) in accordance with the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of Ontario or Quebec) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the date of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board of Directors for directors AND THE auditor and Their remuneration.

The form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NOTICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Common Shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Common Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares. Management of the Company does not intend to pay for intermediaries to forward to those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators the Meeting materials, and that in the case of an OBO, the OBO will not receive the Meeting materials unless the OBO’s intermediary assumes the cost of delivery.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission are specifically incorporated by reference into, and form an integral part of, this Information Circular: audited annual financial statements for the years ended December 31, 2023 and December 31, 2024, report of the auditor thereon and related management discussion and analysis. Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company. These documents are also available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the Record Date, determined by the Company’s board of directors (the “Board”) to be the close of business on August 25, 2025, a total of 109,194,132 Common Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
CDS & Co.(2)	72,437,423	66.34%

Notes:

(1)	Based on 109,194,132 Common Shares of the Company issued and outstanding as of August 25, 2025.

(2)	The Company is not aware of the beneficial holders of the shares so registered.

MATTERS TO BE ACTED UPON AT THE MEETING

ITEM 1 - RECEIPT OF FINANCIAL STATEMENTS

The directors will place before the Meeting the financial statements for the years ended December 31, 2023 and December 31, 2024, together with the auditors’ reports thereon.

ITEM 2 - NUMBER OF DIRECTORS

The Articles of the Company provide for a board of directors of no greater than or less than a number as fixed or changed from time to time by majority approval of the shareholders.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at seven (7). The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at seven (7).

Management recommends the approval of the resolution to set the number of directors of the Company at seven (7).

ITEM 3 - ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy. All of the nominees listed in the form of proxy are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province or State and Country of Residence Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Common Shares Owned(2)
Francis Letourneau(3) Quebec City, QC President, CEO and Director	CEO and President of NuRAN Wireless since August 28, 2020 and October 16, 2020, respectively; VP, Sales & Marketing of NuRAN Wireless 2015 to 2020	Since March 16, 2016	1,880,188
Binyomin Posen (1)(4) Toronto, ON Director	Senior Analyst at Plaza Capital Ltd. since 2017	Since October 16, 2020	0
Brendan Purdy(1)(5) Toronto, ON Director	Principal lawyer at Purdy Law since January 2014,	Since October 16, 2020	0
Vitor Fonseca(1)(6) Toronto, ON Director	Treasurer and Vice President of Romspen Investment Corp. from February 2007 to February 2022; Director of Canntab Therapeutics Ltd. from April 11, 2018 to May 1, 2023	Since March 11, 2021	24,147
Navindran Naidoo Johannesburg, South Africa Director	Various Senior Management positions in Group Technology as well as being the Network Executive from 2013 to 2021. He has had previous assignments in Nigeria, Uganda, Cameroon, and Swaziland	Since February 1st ,2024	0
Avi Minkowitz Toronto, ON Director Nominee	Entrepreneur and finance professional with various private hedge funds	Nominee	0

Notes:

(1)	Member of audit committee for the fiscal year ending December 31, 2022.

(2)	The information as to the number of Shares (being the only voting securities of the Company) beneficially owned, or controlled or directed, directly or indirectly, is as of August 26, 2025, and has been furnished to the Company by the respective nominees individually. These figures do not include any securities that are convertible into or exercisable for Common Shares of the Company.

(3)	Mr. Letourneau owns 400,000 options with exercise price of $2.35 per Common Share until February 9, 2026.

(4)	Mr. Posen owns 20,000 options with exercise price of $2.35 per Common Share until February 8, 2026.

(5)	Mr. Purdy owns 20,000 options with exercise price of $2.35 per Common Share until February 8, 2026.

(6)	Mr. Fonseca owns 50,000 options with an exercise price of $1.67 until October 26, 2026 and 100,000 options with an exercise price of $1.34 until January 1, 2027.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Cease Trade Orders

Other than as disclosed herein and to the best of management’s knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

On May 19, 2022, the Company was subject to a cease trade order due to the Company’s prior auditor, Mallette LLP, including an auditor’s report that expressed a modified audit opinion with the Company’s audited annual financial statements for the year ended December 31, 2021. Brendan Purdy, Binyomin Posen, Vitor Fonseca and Francis Letourneau were directors, and Francis Letourneau was an officer, of the Company at that time. Once the Company re-filed its audited annual financial statements for the year ended December 31, 2021 including an auditor’s report that expressed an unmodified audit opinion, the British Columbia Securities Commission issued a revocation order on June 29, 2022.

On May 2, 2023, the Company was subject to a management cease trade order due to the Company failing to file its annual audited financial statements for the year ended December 31, 2022, and its management’s discussion and analysis relating thereto before the prescribed deadline of May 1, 2023. Brendan Purdy, Binyomin Posen, Vitor Fonseca and Francis Letourneau were directors, and Francis Letourneau was an officer, of the Company at that time. Once the Company filed its audited annual financial statements for the year ended December 31, 2022 and its management’s discussion and analysis relating thereto, the British Columbia Securities Commission issued a revocation order on May 15, 2023.

Brendan Purdy was director of Boomerang Oil, Inc. (“Boomerang”) when on February 3, 2015, which was subject to a cease trade order issued by the British Columbia Securities Commission(the “BCSC”) due to Boomerang failing to file its annual audited financial statements for the period ended September 30, 2014, and its management’s discussion and analysis relating thereto before the prescribed deadline under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). Mr. Purdy is no longer a director of Boomerang.

Binyomin Posen was a director of i3 Interactive Inc. (“i3”) when on June 29, 2022, the BCSC issued a management cease trade order (the “i3 MCTO”) against i3 and insiders of i3, for failure to file its audited annual financial statements and related management’s discussion and analysis for the year ended February 28, 2022 and corresponding certifications of the foregoing within the time prescribed under NI 51-102. Binyomin Posen was a director of i3 at the time of the i3 MCTO, and remains a director as of the date hereof. The i3 MCTO remains in effect as of the date hereof.

Binyomin Posen was a director of Ryah Group Inc. (“Ryah”) when on July 5, 2022, the Ontario Securities Commission (the “OSC”) issued a cease trade order (the “Ryah CTO”) against Ryah, to replace the management cease trade order issued by the OSC on May 5, 2022 (the “Ryah MCTO”), for failure to file its (i) audited annual financial statements and related management’s discussion and analysis for the year ended December 31, 2021 and corresponding certifications of the foregoing (the “2021 Annual Records”); and (ii) interim financial statements and related management’s discussion and analysis for the interim period ended March 31, 2022 and corresponding certifications of the foregoing (the “2022 Interim Records”) within the time prescribed under NI 51-102. Binyomin Posen was a director of Ryah at the time of the Ryah CTO and Ryah MCTO, and remains a director as of the date hereof. The Ryah CTO remains in effect as of the date hereof.

Bankruptcies

Other than as disclosed below and to the best of management’s knowledge, no proposed director of the Company is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On August 28, 2020, the board of directors of Nutaq Innovation Inc. (“Nutaq”), a wholly owned subsidiary of the Company, ceased operations and all directors except for Mr. Letourneau resigned their respective positions. On September 2, 2020, Nutaq filed for bankruptcy with the Office of the Superintendent of Bankruptcy under the Bankruptcy and Insolvency Act (Canada). Mr. Letourneau has been director of Nutaq Innovation Inc since December 8, 2017. On September 22, 2020, the assigned trustee and Nutaq’s first ranking secured creditors reached an agreement pursuant to which all of the assets of Nutaq, including all of Nutaq’s inventory, equipment and R&D equipment, trademarks, patents, accounts receivable, bank account and SR&ED credits would be sold by the Trustee with the consent of the first ranking secured creditors. Subsequent to the year ended October 31, 2020, the only operations of the Company is through the parent company and the Company intends to continue the former business of its subsidiary going forward.

Penalties or Sanctions

Other than as disclosed herein and to the best of management’s knowledge, no proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

On May 3, 2019, pursuant to a disciplinary hearing of the Law Society of Ontario, Mr. Purdy admitted fault for failing to cooperate with an investigation of the Law Society of Ontario by failing to provide a prompt and complete response to written and oral requests from the Law Society. Mr Purdy was issued a reprimand and ordered to pay costs to the Law Society. Mr. Purdy remains a member of the Law Society of Ontario.

ITEM 4 - APPOINTMENT OF AUDITOR

Zeifmans LLP, located at 201 Bridgeland Ave, North York, ON M6A 1Y7 are the current auditors of the Company and receive remuneration fixed by the Board. Zeifmans LLP was first appointed as the Company’s auditors on December 9, 2024.

At the Meeting, shareholders will be asked to vote to appoint Zeifmans LLP to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2025, at a remuneration to be fixed by the Company’s Board.

A copy of the reporting package is attached hereto as Schedule “B” and includes:

1.	Notice of Change of Auditor dated November 22, 2024;

2.	Letter from Zeifmans LLP dated November 19, 2024; and

3.	Letter from Ecovis Jeremy Levi dated November 19, 2024.

Management recommends shareholders vote in favour of the appointment of Zeifmans LLP as the Company’s auditors for the Company’s fiscal year ending December 31, 2025, at a remuneration to be fixed by the Board.

Proxies and/or voting instructions received in favour of management designees will be voted for the appointment of Zeifmans LLP unless the shareholder has specified in their proxy or voting instructions that his shares are to be withheld from voting on such resolution.

ITEM 5 - APPROVAL OF SHARE CONSOLIDATION

At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution providing for the consolidation (the “Consolidation’) of the Company’s issued and outstanding Common Shares at such a consolidation ratio, to be determined by the Board in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, New York Stock Exchange (“NYSE”), or such other U.S. national securities exchange as the Board may determine in its sole discretion. Under the current policies of the CSE, the Company is required to seek the approval of Shareholders for consolidations if the consolidation ratio is greater than 10 to 1. As the proposed Consolidation is at a ratio that is likely to be greater that 10 to 1, Shareholder approval is required in order to give effect to the Consolidation.

Rationale for Consolidation and U.S. Listing

The Board believes that pursuing a listing of the Company’s Common Shares on a major U.S. securities exchange, such as the NASDAQ or NYSE (the “American Exchange Listing”), would represent a significant strategic milestone for the Company.

The American Exchange Listing would offer several important benefits:

1.	Access to Larger Capital Markets – The U.S. equity markets are among the deepest and most liquid in the world, providing the Company with greater access to a broader and more diverse investor base, including large U.S. institutional investors who are often restricted from investing in companies traded only on Canadian or smaller exchanges.

2.	Enhanced Visibility and Credibility – A listing on a premier U.S. exchange would elevate the Company’s profile among analysts, institutional investors, strategic partners, and customers. This increased visibility can support business development initiatives and attract long-term shareholders.

3.	Improved Liquidity for Shareholders – U.S. exchanges generally offer higher trading volumes, which can improve share liquidity, reduce bid-ask spreads, and create a more efficient market for the Company’s stock.

4.	Support for Future Financings – Meeting the listing requirements of a major U.S. exchange, including minimum share price thresholds, enhances the Company’s ability to conduct future equity financings on favourable terms.

To meet these listing requirements and to position the Company for success in the U.S. market, the Board believes the Consolidation is a necessary step. The Consolidation would help ensure compliance with minimum pricing rules while improving the capital structure, thereby giving the Company greater flexibility to execute its growth strategy and pursue attractive financing opportunities.

While there can be no assurance that the Company’s financial position will improve immediately following the Consolidation and listing, the Board is confident that these steps collectively form a strong foundation for long-term value creation.

Effect of Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Company’s issued and outstanding Common Shares. The Common Shares will be consolidated at a ratio to be determined by the Board in its sole discretion, such that following the Consolidation, the Company will be able to satisfy NASDAQ, NYSE or other U.S. national securities exchange listing requirements. The implementation of the Consolidation would not affect the total Shareholders’ equity of the Company or any components of Shareholders’ equity as reflected on the Company’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Consolidation.

Effect on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding options, restricted share units, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the Consolidation.

Implementation

The Consolidation resolution (the “Consolidation Resolution”), as set out below, provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Company. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Company at any time prior to implementation of the Consolidation.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which the directors of the Company determine to carry out the Consolidation.

If the Consolidation Resolution is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve and authorize the Consolidation Resolution, as follows:

BE IT RESOLVED, THAT:

(a)	the board of directors (the “Board”) of Nuran Wireless Inc. (the “Company”) is authorized to take such actions as are necessary to consolidate (the “Consolidation”) all of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) at such a consolidation ratio to be determined by the Board in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, NYSE or such other U.S. national securities exchange as the Board may determine in its sole discretion (the “American Exchange Listing Approval”);

(b)	the Board be and is hereby authorized in its sole discretion to fix the ratio to be used in the Consolidation in connection with the American Exchange Listing Approval;

(c)	in the event that the Consolidation would otherwise result in the issuance of a fractional Common Shares, no fractional Common Share shall be issued and such fraction will be rounded to the nearest whole number;

(d)	the Board, in its sole discretion, may act upon this resolution to effect the Consolidation, or, if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolution notwithstanding shareholder approval of the Consolidation, and it is authorized to revoke this resolution in its sole discretion at any time prior to effecting the Consolidation;

(e)	any officer or director of the Company is authorized to cancel (or cause to be cancelled) any certificates evidencing the existing Common Shares and to issue (or cause to be issued) certificates representing the new Common Shares to the holders thereof; and

(f)	any one officer or director of the Company is authorized to do all acts and to execute and deliver all documents or instruments desirable to give effect to the foregoing, including, without limitation, articles of amendment, if necessary, in the form required pursuant to the Business Corporations Act (British Columbia) the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

Management recommends shareholders vote IN FAVOUR of the Consolidation Resolution.

Proxies and/or voting instructions received in favour of management designees will be voted FOR the Consolidation Resolution unless the shareholder has specified in their proxy or voting instructions that his shares are to be withheld from voting on such resolution.

ITEM 6 - APPROVAL OF THE RESTRUCTURING TRANSACTION

Overview of the Restructuring Transaction

On July 18, 2025, the Company announced it is engaged in negotiations with debt holders (“Debt Holders”) and prospective institutional investors to secure additional operating capital and potentially restructure the majority of its outstanding debt instruments. The Company acknowledges the importance of strengthening its financial position and is actively pursuing several strategies to address this objective. As part of these efforts, the Company has initiated discussions regarding a comprehensive refinancing of its short-term debt with Canadian organizations.

The Board is currently evaluating alternatives to the proposed Restructuring Transaction, including additional debt financing, equity financing, asset divestitures, or maintaining the current status. During these deliberations, the Board will assess each option’s impact on overall debt levels, timing, terms, limitations, risks, and availability, and may elect to proceed with one of these alternatives in place of the Restructuring Transaction.

As described in Item 5 - Approval of Share Consolidation, above, the Board believes that pursuing the American Exchange Listing is in the best interest of the Company. To meet the listing requirements of a major U.S. exchange and to position the Company for success in the U.S. market, a restructuring of the Company’s debt instruments is necessary, and will allow the Company to realize significant saving on its interest obligations.

As such, the Company wishes to proceed with a restructuring transaction (the “Restructuring Transaction”) as described below, which will result in the Company entering into debt settlement agreements with Debt Holders to convert up to $25,000,000 of debt (inclusive of accrued interest) into equity, or some other form of agreement and structure with similar effect, which may include an acquisition agreement, and raise an additional $5,000,000 of equity, or such other ratio to be determined by the Company.

The Restructuring Transaction is intended to (i) significantly reduce the Company’s debt burden, (ii) provide annual interest savings of approximately $3.3 million, and (iii) improve the Company’s balance sheet to support ongoing operations and growth initiatives.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without modification, an ordinary resolution of disinterested Shareholders (the “Restructuring Transaction Resolution”) authorizing and approving the Restructuring Transaction and the issuance of the Units.

The following is a summary of the material terms of the Restructuring Transaction, and Shareholders are cautioned these terms are summary in nature and may not contain all of the terms that are contained in the definitive documentation.

Strategic Rationale

The Board believes the Restructuring Transaction is in the best interests of the Company and shareholders because it:

1.	Reduces interest-bearing debt by $25 million.

2.	Frees approximately $3.3 million per year in cash flow from reduced interest expense.

3.	Strengthens the Company’s capital structure to facilitate future financings and growth.

4.	Improves the Company’s ability to meet ongoing obligations and continue as a going concern

Restructuring Transaction Details

The Company is to enter into agreements with Debt Holders and new investors (collectively, the “Subscribers”) to issue up to $30,000,000 worth of units of the Company (the “Units”) or some other form of equity instrument that subsequently converts into Units, at a price per Unit (the “Issue Price”) equal to ten-day volume weighted average price of the Common Shares ending on the date prior to issuance of the Units, subject to a floor price if required by the CSE’s policies. Each Unit will consists of either: (i) one Common Share and up to one Common Shares purchase warrant (each whole warrant, a “Warrant”) (currently we anticipate that each Unit will include only a half (1/2) warrant) (each, a “Common Share Unit”); or (ii) one pre-funded common share purchase warrant (a “Pre-Funded Warrant”) and up to one Warrant (each whole warrant, a “Pre-Funded Warrant Unit”). Where the purchase of Units would otherwise cause the Subscriber (and its affiliates) to hold over 9.99% or more of the issued and outstanding Common Shares, the Company shall allocate among the Units to be issued to the Subscriber such number of Common Share Units and Pre-Funded Warrant Units such that the amount of that Subscriber’s holdings of Common Shares after the purchase of Units shall not exceed the applicable percentage threshold. Each Warrant will be exercisable at an exercise price of 150% of the Issue Price for a period of sixty (60) months from the date of issuance into either: (i) one Common Share; or (ii) where the exercise of Warrants for Common Shares would otherwise result in the Subscriber exceeding the applicable percentage threshold, one pre-funded common share purchase warrant. Subject to compliance with the policies of the CSE, in lieu of exercising the Warrants for cash, the holder thereof may exercise the Warrants on a cashless basis, based on the value of the Common Shares at the time of exercise.

The Restructuring Transaction is being offered for purchase and sale to investors in the United States on a private placement basis pursuant to available exemptions from the registration requirements under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), provided that no prospectus, registration statement or similar document is required to be filed.

All securities issued under the Restructuring Transaction will be subject to: (i) a four (4) month and one (1) day hold period from the date of issuance and (ii) applicable legends as required pursuant to the U.S. Securities Act and Canadian securities laws.

The securities to be offered pursuant to the Restructuring Transaction have not been, and will not be, registered under the U.S. Securities Act or any United States state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable United States state securities laws.

Use of Proceeds

The Company intends to use the net cash proceeds from the Restructuring Transaction for working capital and general corporate purposes.

Dilution Impact

Upon closing of the Restructuring Transaction, total issued and outstanding common shares could increase from 109 million to 709 million, assuming an Issue Price of $0.05, representing dilution of approximately 85% to existing shareholders.

As of June 30, 2025, the Company’s net book value was negative $15.4 million, or negative $0.21 per share. The Company’s net book value is the amount of the Company’s total assets less the Company’s total liabilities. Net book value per share represents historical net book value divided by the 74,194,132 Common Shares outstanding as of June 30, 2025.

After giving effect to the Company’s issuance of an aggregate of 35,000,000 Common Shares subsequent to June 30, 2025, the Company’s pro forma net book value as of June 30, 2025 would have been negative $13.5 million, or negative $0.12 per share.

After giving effect to the pro forma adjustments described above and the issuance of approximately 600,000,000 Units in the Restructuring Transaction, assuming an Issue Price of $0.05, the Company’s pro forma as adjusted net book value as of June 30, 2024, would have been approximately $16.5 million, or approximately $0.02 per Common Share.

Shareholder Approval Requirements

Pursuant to section 4.6(2)(a)(i)(2) of CSE Policy 4, the CSE requires Shareholder approval for a proposed securities offering if the number of securities issuable in the offering (calculated on a fully diluted basis) is more than 50% of the total number of securities or votes of the listed issuer outstanding (calculated on a non-diluted basis) accompanied by a new Control Person (as defined in CSE Policy 1) or more than 100% of the total number of securities or votes outstanding. In addition, section 4.6(3)(a)(ii) of CSE Policy 4, the CSE requires Shareholder approval for a proposed acquisition if the number of securities issuable in the acquisition (calculated on a fully diluted basis) is more than 50% of the total number of securities or votes of the listed issuer outstanding (calculated on a non-diluted basis) accompanied by a new Control Person (as defined in CSE Policy 1) or more than 100% of the total number of securities or votes outstanding

If the Company is successful in closing the Restructuring Transaction, in part or fully, the Subscribers are expected to have beneficial ownership of such number of Units as shown in the chart below, which represents more than 100% of the current issued and outstanding Common Shares on a non-diluted basis and on a partially-diluted basis.

The following chart is for illustration purposes, which are presented for indicative purposes only and remain subject to modification as outlined herein, and assumes various Issue Prices and part or fully closing of the Restructuring Transaction, and assuming that each Unit only includes a half (1/2) Warrant.

	$15 million(2)			$30 million(3)
Issue Price(1)	Number of Units(4)	Number of Warrants(5)	Total securities issuable(6)	Number of Units(4)	Number of Warrants(5)	Total securities issuable(6)
$0.04	375,000,000	187,500,000	562,500,000	750,000,000	375,000,000	1,125,000,000
$0.05	300,000,000	150,000,000	450,000,000	600,000,000	300,000,000	900,000,000
$0.06	250,000,000	125,000,000	375,000,000	500,000,000	250,000,000	750,000,000
$0.07	214,285,714	107,142,857	321,428,571	428,571,429	214,285,714	642,857,143
$0.08	187,500,000	93,750,000	281,250,000	375,000,000	187,500,000	562,500,000
$0.10	150,000,000	75,000,000	225,000,000	300,000,000	150,000,000	450,000,000

Notes:

(1)	Assumptions regarding various Issue Prices, which may be on a post- Consolidation basis.

(2)	Assumes only half of the amount in Restructuring Transaction is completed.

(3)	Assumes the full amount in Restructuring Transaction is completed.

(4)	Either as Common Shares or Pre-Funded Warrants.

(5)	Assumes that each Unit only includes a half (1/2) Warrant.

(6)	Includes the Common Shares or Pre-Funded Warrants issuable upon exercise of the Warrants.

As the Restructuring Transaction involves the potential issuance of securities that represents more than 100% of the total number of securities or votes outstanding (and possibly the creation of one or more new Control Person), disinterested Shareholders must approve the Restructuring Transaction and the issuance of the Units. Shareholder approval of the Restructuring Transaction Resolution on a disinterested Shareholder basis means that the votes attached to any Common Shares held by the Subscribers will be excluded.

Accordingly, disinterested Shareholders will be asked to consider and, if thought advisable, to pass the following Restructuring Transaction Resolution at the Meeting:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	the issuance of up to $30,000,000 worth of units, to the Subscribers at the Issue Price, representing more than 100% of the current issued and outstanding Common Shares on a non-diluted basis and on a partially-diluted basis, is hereby approved;

(b)	any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination; and

(c)	notwithstanding that this resolution has been duly passed by the Shareholders, the directors of the Company be and they are hereby authorized without further approval of the Shareholders, to revoke this resolution and determine not to proceed with the Restructuring Transaction.”

Reasons for Recommendation of the Board

In making its recommendation that Shareholders vote FOR the Restructuring Transaction Resolution approving the Restructuring Transaction, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company, after having undertaken a thorough review of, and having carefully considered the terms of the Restructuring Transaction.

In approving the Restructuring Transaction, and in making its recommendation that the disinterested Shareholders approve the Restructuring Transaction Resolution, the disinterested directors (excluding Mr. Posen who may have a conflict of interest so recused himself from this approval) carefully considered a number of factors including but not limited to:

(a)	the Restructuring Transaction is required by the Company in order to complete the American Exchange Listing, and the factors described above under “Rationale for Consolidation and U.S. Listing” in Item 5 - Approval of Share Consolidation;

(b)	the historical market prices and trading information with respect to the Common Shares;

(c)	the need to restructure the Company’s debt obligations to allow it to continue as a going concern;

(d)	the need to restructure the Company’s debt obligations to eliminate a significant portion of its interest obligations;

(e)	the terms of the Restructuring Transaction were negotiated with and agreed upon by arm’s-length parties to the Company; and

(f)	the capital expenditure and working capital needs of the Company if it is to execute on its business plan and grow its operations.

The disinterested members of the Board believe that any possible dilution to existing Shareholders or any other possible adverse effects or risks of the Restructuring Transaction are more than outweighed by the potential benefits of the Restructuring Transaction and the use of the net proceeds thereof to fund the capital expenditure and for general working capital purposes.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include the material factors considered by the Board. In view of the wide variety of factors considered by the Board, the Board did not find it practical to, nor did it attempt to, quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision. Furthermore, individual members of the Board may have given different weight to different factors. The Board considered this information and these factors as a whole, and as a result, found the relevant information and factors to be favourable to, and in support of, its determinations and recommendation.

Management recommends disinterested Shareholders vote IN FAVOUR of the Restructuring Transaction Resolution.

Proxies and/or voting instructions received in favour of management designees will be voted FOR the Restructuring Transaction Resolution unless the disinterested shareholder has specified in their proxy or voting instructions that his shares are to be withheld from voting on such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

General

Securities laws require that a “Statement of Executive Compensation” in accordance with Form 51-102F6 be included in this Information Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers. Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the three most highly compensated executive officers whose total compensation exceeds $150,000. Based on those requirements, the executive officers of the Company for whom disclosure is required under Form 51-102F6 are Mr. Francis Letourneau (Chief Executive Officer, President and director), and Mr. Jim Bailey (Chief Financial Officer), who are collectively referred to as the “Named Executive Officers”.

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

“NEO” or “named executive officer” means:

(a)	each individual who served as chief executive officer (“CEO”) of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b)	each individual who served as chief financial officer (“CFO”) of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c)	the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Year Ended December 31	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Francis Letourneau(1) President, CEO and Director	2024 2023	121,154 173,846	Nil Nil	Nil Nil	Nil Nil	Nil Nil	121,154 173,846
Jim Bailey (2) Chief Financial Officer and Director	2024 2023	114,867 158,005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	114,867 158,005

Notes:

(7)	Francis Letourneau was appointed President of the Company on October 16, 2020 and CEO of the Company on August 28, 2020, and has been a director of the Company since March 16, 2016. Mr. Letourneau resigned as CFO October 16, 2020.

(8)	Jim Bailey was appointed Chief Financial Officer of the Company on October 16, 2020.

(9)	Jim Bailey was compensated indirectly through the CFO Centre until June 2021.

Narrative Discussion

No director of NuRAN who is not an NEO has received, other than described below, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

The Company’s NEOs have all entered into employment agreements with the Company. Each agreement specifies the terms and conditions of employment, the duties and responsibilities of the executive during the term, the compensation and benefits to be provided by the Company in exchange for each executive’s services, and the compensation and benefits to be provided by the Company in the event of a termination of employment.

On March 30, 2021, Mr. Letourneau entered into a new employment agreement (the “Letourneau Employment Agreement”) pursuant to which he is entitled to a base annual salary of $240,000 which is subject to increase to $350,000 on the earlier of: (i) the Company achieving a project debt financing under any of its network as a service agreements, or (ii) the date the Company completes an equity financing for minimum gross proceeds of $1,000,000. Mr. Letourneau is entitled to participate in any executive incentive bonus plans and is entitled to receive options at the discretion of the Board and received a special warrant to acquire up to 3,200,000 Common Shares of the Company upon the achievement of certain performance milestones including but not limited to the execution of additional network as a service or other agreements for proposed build out of site in a new country not previously contracted for the build out of sites by the Company; execution of a network as a service agreement resulting in an additional 1,000-5.000 cumulative sites under contract; the first $1,000,000 of revenue achieved from any network as a service agreement; and upon the first closing of any network as a service project financing in any country.

On September 3, 2021, the Company entered into an employment agreement with Questus Consulting Ltd. (“Questus”), a company that is 50% controlled by Jim Bailey, Chief Financial Officer, and 50% controlled by his spouse (the “Questus Employment Agreement”). Pursuant to the terms of the Questus Employment Agreement, the Company will pay Questus a fixed fee of $20,833.33 per month in consideration of certain management consulting services provided by Questus including managing the financing and banking functions of the Company and overseeing the procedures for internal controls management of continuous disclosure filings of the Company. Under the terms of the Questus Employment Agreement, Questus will be entitled to receive options of the Company under the Company’s equity compensation plan at the discretion of the Board and was issued a performance warrant to acquire a total of up to 1,600,000 Common Shares of the Company based on the Company reaching certain successful milestones in strategic planning, growth, increased revenue and achievement of operation targets and subject to the completion of a minimum of four months of continued employment from the date of the Questus Employment Agreement. The Questus Employment Agreement does not have a predetermined term.

Employment, Consulting and Management Agreements

For the years ended December 31, 2023 and December 31, 2024, other than described above, the Company does not have any employment, consulting or management agreements or arrangements with any of the current NEOs or directors.

Termination and Change of Control Benefits

Other than as described below, the Company does not have any compensatory plan, contract or arrangement where a NEO is entitled to receive a payment from the Company or its subsidiary, including periodic payments or instalments in the event of: (i) a change of control of the Company or its subsidiary or (ii) a change in the responsibilities of such Named Executive Officer following a change in control.

The Letourneau Employment Agreement provides for certain compensation in the case of either (i) the director or indirect acquisition by any person or persons of more than 50% of the outstanding voting shares of the Company or the rights to acquire such shares; or (ii) any director or indirect sale, transfer or disposition of all or substantially all of the assets of the Company (a “Change of Control”). In the event of a Change of Control of the Company and the occurrence of one or more of the following events: (i) the Company terminates Mr. Letourneau’s employment without cause within 12 months of the Change of Control of the Company; (ii) Mr. Letourneau resigns because of a reduction in salary of greater than 10% material reduction in his status, title, position or duties or responsibilities; or (iii) a material breach of the terms and conditions, pursuant to the Letourneau Employment Agreement, the Company will pay Mr. Letourneau an amount that includes the following: (i) the equivalent to 12- months of base salary in a lump sum and subject to applicable statutory deductions or withholdings or both, but not subject to any duty to mitigate or other principle of mitigation; (ii) 12-months of incentive compensation within 30 days of the termination of employment in a lump sum and subject to applicable statutory deductions and withholdings; (iii) accrued but outstanding vacation pay; (iv) and all options under the stock option plan will immediately vest and become exercisable for a period of 90 days from the end of the term of employment after which time all unexercised stock options will expire and will not be exercisable. If Mr. Letourneau’s employment is terminated without cause he is entitled to termination or pay in lieu of notice or any combination of the same as follows: (i) within 12 consecutive months of employment, one month of termination notice or pay in lieu of notice or any combination of the same; and (ii) after the first 12 consecutive month of employment, three months of termination notice or pay in lieu of notice or any combination of the same plus an additional one month of termination notice or pay in lieu of notice or any combination of same for each completed year of employment, to a total of a maximum of 12 months of termination notice or pay in lieu of notice or any combination of the same.

In the event of a change of control of the Company and pursuant to the terms and conditions of the Questus Employment Agreement, whereby more than 50% of the outstanding voting shares of the Company are acquired by a person or persons, acting jointly and in concert, Questus is entitled to payment in the amount equivalent to 12-months of the aforementioned fixed fee, incentive compensation pursuant to the incentive compensation plan and the vesting of all of Questus’ unvested stock options under the Company’s stock option plan.

Stock Options and Other Compensation Securities

The following table sets forth all direct compensation securities granted or issued to any director and NEO by the Company or any subsidiary thereof in the years ended December 31, 2023 and December 31, 2024 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof.

Name and Position	Type of compensation security (1)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Expiry Date
Francis Letourneau President, CEO and Director	Options	400,000	Feb 10, 2021	$2.35	$2.42	Feb 9, 2026
Binyomin Posen Director	Options	20,000	Feb 10, 2021	$2.35	$2.42	Feb 8, 2026
Brendan Purdy Director	Options	20,000	Feb 10, 2021	$2.35	$2.42	Feb 8, 2026
Vitor Fonseca Director(2)	Options Options	50,000 100,000	Oct 26, 2021 Jan 27, 2022	$1.67 $1.34	$1.67 1.34	Oct 26, 2026 Jan 27, 2027
Jim Bailey CFO and Director	Options	150,000	Feb 10, 2021	$2.35	$2.42	Feb 9, 2026
Navindran Naidoo Director	N/A	N/A	N/A	N/A	N/A	N/A
Notes:

(1)	On October 21, 2020, the Company completed a consolidation of its shares at a ratio of 25:1. All securities reflects post-consolidation information.

(2)	Mr. Fonseca was not appointed director until March 11, 2021.

Exercise of Compensation Securities by Directors and NEOs

The following table sets forth details of each exercise by any director or NEO of stock options and other compensation securities during the most recently completed financial year ended December 31, 2024:

Exercise of Compensation Securities by Directors and NEOs
Name and Position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
N/A	N/A	N/A	N/A	N/A	N/A	Nil	N/A

Stock Option Plans and Other Incentive Plans

The Company’s stock option plan (“Stock Option Plan”) provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of the Company and its subsidiaries or affiliates, options to purchase Shares. The Stock Option Plan is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted.

The Company has a stock option plan dated for reference August 8, 2022, and initially approved by the directors of the Company on August 8, 2022, which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. See disclosure under the heading “Approval of Stock Option Plan”. Management proposes share option grants to members of the Board based on such criteria as performance, previous grants, and hiring incentives.

Oversight and Description of Director and NEO Compensation

The Board has not created or appointed a compensation committee given the Company’s current size and stage of development.

All tasks related to developing and monitoring the Company’s approach to the compensation of its NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Company’s employees or consultants is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Company are involved in discussion relating to compensation and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

The Company’s compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Company’s business objectives of improving overall corporate performance and creating long-term value for the shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Company.

The Company’s current compensation program is comprised of three major components: base salary or fees, short term incentives such as discretionary bonuses and long-term incentives such as stock options.

In making compensation decisions, the Board strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries or fees and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs and directors to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary or fee for each NEO, as applicable, is determined by the Board based on the level of responsibility and experience of the individual, the relative importance of the position to the Company, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries or fees are to be reviewed periodically. Increases in salary or fees are to be evaluated on an individual basis and are performance and market-based. The amount and award of cash bonuses to key executives and senior management is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant.

Pension Benefits

The Company does not have a pension benefit arrangement under which the Company have made payments to the directors and or Named Executive Officers of the Company during its fiscal years ended December 31, 2021 and December 31, 2022 or intends to make payments to the Company’s directors or Named Executive Officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial years ended December 31, 2023 and December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of outstanding options (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024
Equity compensation plans previously approved by security holders	3,305,000	2,870,000	$1.54	$1.34	999,357	2,999,413
Equity compensation plans not previously approved by security holders	Nil	Nil	Nil	Nil	Nil	Nil

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 of the Canadian Securities Administrators requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

The full text of the Company’s Audit Committee Charter is disclosed at Schedule “A” to this Information Circular.

Composition of the Audit Committee

As of the date of this Information Circular, Binyomin Posen, Brendan Purdy, and Vitor Fonseca have been members of the Audit Committee. Pursuant to National Instrument 52-110, the majority of the members of the Audit Committee are directors that are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. All members of the Audit Committee are independent except for Jim Bailey who is the Chief Financial Officer of the Company.

All of the Audit Committee members are “financially literate” as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each of Binyomin Posen, Vitor Fonseca, and Brendan Purdy meet the requirements set out in Section 3 – Relevant Education and Experience of Form 52-110F2 – Audit Committee Disclosure by Venture Issuers.

Vitor Fonseca

Mr. Fonseca was the Vice President and Treasurer of Romspen Investment Corporation, one of the largest private commercial real estate lenders in Canada with a $3 billion north American portfolio. Immediately prior to joining Romspen he was COO of a retirement home developer and operator. He was also a director and Chair of the Audit Committee of Canntab Therapeutics Inc. and is a director of Magellan Communities Care a not for profit organization developing a senior care complex in downtown Toronto. He was a former director and Chair of the Audit Committee of Mission Ready Services Inc. and Enwave Energy Corporation. Mr. Fonseca holds an MBA from the Rotman School of Management , a CPA-CGA and is also a graduate of the Institute of Corporate Directors.

Brendan Purdy

Mr. Purdy is a practicing securities lawyer focused on the resource, life sciences, and technology sectors. In his private practice, he has developed extensive experience with respect to public companies, capital markets, mergers and acquisitions, and other transactions fundamental to the Canadian junior equity markets. Prior to receiving his J.D. from the University of Ottawa, Mr. Purdy completed a Bachelor of Management and Organizational Studies degree from the University of Western Ontario, majoring in finance and administration. Mr. Purdy was previously CEO of Enforcer Gold Corp. and High Hampton Holdings Corp., and has served as director of several private and public companies. Mr. Purdy is currently serving on the board of DGTL Holdings Inc., a digital media technology incubator.

Binyomin Posen

Mr. Binyomin Y. Posen is a CEO, Chief Financial Officer & Director at Rio Verde Industries, Inc., a Director, Chief Executive & Financial Officer at TransGlobe Internet & Telecom Co. Ltd., a Director, Chief Executive & Financial Officer at Shane Resources Ltd., an Independent Director at Pacific Iron Ore Corp., a Director, Chief Executive & Financial Officer at Prominex Resource Corp., an Independent Director at Red Light Holland Corp., a Director, Chief Executive & Financial Officer at Jiminex, Inc., a Director, Chief Executive & Financial Officer at Sniper Resources Ltd., a Chief Executive Officer, CFO & Director at Academy Explorations Ltd., an Independent Director at Senternet Phi Gamma, Inc., a President, CEO, CFO, Secretary & Director at Agau Resources, Inc. and a President at 2778533 Ontario, Inc.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. The full text of the Company’s Audit Committee Charter is disclosed at Schedule “A” to this Information Circular.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

Financial Year Ended	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	All Other Fees ($)
December 31, 2024	$127,500	Nil	Nil	$3,555
December 31, 2023	$78,648	Nil	Nil	$3,282

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The independent directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

The independent directors are Navindran Naidoo, Binyomin Posen, Brendan Purdy, and Vitor Fonseca. Upon election of the current proposed nominated directors, Avi Minkowitz will also be an independent member of the Board. Francis Letourneau is not considered independent by virtue of his being Chief Executive Officer of the Company.

Orientation and Continuing Education

The Company has not formalized an orientation program. If a new director was appointed or elected, however, he or she would be provided with orientation and education about the Company which would include information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors. Specific details of the orientation of each new director would be tailored to that director’s individual needs and areas of interest.

The Company does provide continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has not taken any formal steps to promote a culture of ethical business conduct, but the Company and its management are committed to conducting its business in an ethical manner. This is accomplished by management actively doing the following in its administration and conduct of the Company’s business:

1.	The promotion of integrity and deterrence of wrongdoing.

2.	The promotion of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.	The promotion of avoidance or absence of conflicts of interest.

4.	The promotion of full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.	The promotion of compliance with applicable governmental laws, rules and regulations.

6.	Providing guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

7.	Helping foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board proposes a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may fill casual vacancies on the Board and, subject to the Company’s Articles, increase the size of the Board and elect directors to fill the resulting vacancies until the next annual meeting of shareholders.

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board. In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling these responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has no other committees other than the Audit Committee.

Assessments

The Board has not, as of the present time, taken any formal steps to assess whether the Board, its committees and its individual directors are performing effectively.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Shareholders may contact the Company at its office by mail at 2150 Cyrille-Duquet Street, Quebec City, Quebec G1N 2G3, to request copies of the Company’s financial statements and related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s audited financial statements and MD&A for the years ended December 31, 2023 and December 31, 2024.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of the Company which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

DATED at Quebec City, QC as of this 9th day of September, 2025

/s/ Francis Letourneau

Francis Letourneau
President, CEO and Director

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

The following Audit Committee Charter was adopted by the Audit Committee of the Board of Directors and the Board of Directors of NuRAN Wireless Inc. (the “Company”):

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

●	review and appraise the performance of the Company’s external auditors; and

●	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review

(a)	review and update this Audit Committee Charter annually; and

(b)	review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors

(a)	review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)	take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review the certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

(a)	review any related-party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

SCHEDULE “B”

NURAN WIRELESS INC.

NOTICE OF CHANGE OF AUDITORS PURSUANT TO

NATIONAL INSTRUMENT 51-102

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Madams:

Re:	Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given that NuRAN Wireless Inc. (the “Company” or “NuRAN”) has accepted the resignation of Jeremy Levi, CPA (the “Fonder Auditor”) as of November 19, 2024 and that Zeifmans LLP (the “Successor Auditor”) has agreed to act as the Company's auditor effective November 19, 2024.

The resignation of the Former Auditor and the recommendation to appoint Zeifmans LLP as successor auditor has been approved by the Board of Directors of the Company.

There have been no reservations in the Fonder Auditors Report on any of the Company’s Financial statements commencing at the beginning of the two most recently completed fiscal years and ending 011 December 31, 2023. The Former Auditor did not audit any financial statements of the Company subsequent to the December 31, 2023 fiscal year of the Company.

In the opinion of the Company, there are no reportable events, as defined in National Instrument 51-102 - Continuous Disclosure Obligations, during the period the Fonder Auditor was the auditor for the Company.

DATED as of the 22 day of November, 2024.

NURAN WIRELES INC.

Per:

James Bailey

ChIef Financial Officer

C-30

November 19, 2024

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Canadian Securities Exchange

Dear Sirs/Mesdames,

Re: Notice of Change of Auditor - Nuran Wireless Inc. (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information continued in the Notice of Change of Auditor of the Company dated November 19, 2024 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to ECOVIS.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants

C-31

November 19, 2024

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Canadian Securities Exchange

SUBJECT:	NuRan Wireless Inc. (the “Company”) Notice pursuant to National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) - Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated November 19, 2024, delivered to us by the Company. Pursuant to NI 51-102, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with the statements set out in the Notice.

Regards,

ECOVIS Jeremy Levi

C-32